EXHIBIT 99.1

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-8 - F-16

- - - - - - - - - - - - - - - - - - -

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2011	2010
		Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$3,127	$2,727
Short-term bank deposit		112	190
Marketable securities	4	4,945	392
Trade receivables		23	21
Other accounts receivable and prepaid expenses		755	458

Total current assets		8,962	3,788

LONG-TERM ASSETS:

Accounts receivable		150	153
Severance pay fund		169	128
Property and equipment, net		1,274	1,224

Total long-term assets		1,593	1,505

Total assets		$10,555	$5,293

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		June 30,	December 31,
	Note	2011	2010
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:

Current maturities of capital lease		$77	$49
Trade payables		797	1,152
Other accounts payable and accruals		2,598	2,117

Total current liabilities		3,472	3,318

LONG-TERM LIABILITIES:

Capital lease		18	1
Warrants related to share purchase agreements	1e	113	1,479
Deferred revenue		228	228
Settlement arrangement		-	728
Accrued severance pay		209	169

Total long-term liabilities		568	2,605

COMMITMENTS AND CONTINGENT LIABILITIES	5

SHAREHOLDERS' EQUITY (DEFICIENCY):

Share capital	6	76	46
Additional paid-in capital		83,751	74,732
Other comprehensive income		(4)	7
Accumulated deficit		(80,384)	(76,215)

Total Rosetta Genomics shareholders' equity (deficiency)		3,439	(1,430)

Non-controlling interest		3,076	800

Total shareholders' equity (deficiency)		6,515	(630)

Total liabilities and shareholders' equity (deficiency)		$10,555	$5,293

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited

Revenues	$59	$97	$279

Cost of revenues	189	298	628

Gross loss	130	201	349

Operating expenses:

Research and development, net	2,347	3,561	6,486
Marketing and business development	1,443	2,745	5,402
General and administrative	1,849	1,583	2,866
Other expenses related to the settlement arrangement, net	-	-	554

Total operating expenses	5,639	7,889	15,308

Operating loss	5,769	8,090	15,657
Financial income, net	(1,243)	(538)	(1,054)

Net loss	4,526	7,552	14,603

Net loss from discontinued operation	-	381	539

Net loss after discontinued operations	4,526	7,933	15,142

Loss Attributable to non-controlling interests	(357)	(219)	(387)

Net loss after discontinued operation	$4,169	$7,714	$14,755

Basic and diluted net loss per Ordinary share of continuing operation attributable to Rosetta Genomics' shareholders	$0.62	$1.8	$3.36

Basic and diluted net loss per Ordinary share of discontinuing operation attributable to Rosetta Genomics' shareholders	$-	$0.08	$0.13

Basic and diluted net loss per Ordinary share attributable to Rosetta Genomics' shareholders	$0.62	$1.88	$3.49

Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share	6,727,473	4,127,070	4,227,022

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Number of Ordinary shares	Share capital		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Total equity (deficiency)

Balance as of January 1, 2010	3,559,942	$32		$68,174	$96	$(61,460)	$-	$6,842

Exercise of stock options	31,624	*	) -	-	-	-	-	* ) -
Issuance of restricted shares	2,250	*	) -	-	-	-	-	* ) -
Issuance of shares in January 2010, net (a)	632,500	7		3,400	-	-	-	3,407
Issuance of shares in December 2010, net (b)	625,000	7		1,149	-	-	-	1,156
Conversion of convertible note related to Rosetta Green establishment	-	-		1,252	-	-	248	1,500
Stock-based compensation to non-employees	-	-		19	-	-	-	19
Stock-based compensation to employees	-	-		738	-	-	939	1,677
Unrealized loss from marketable securities, net of realized gain	-	-		-	(89)	-	-	(89)
Net loss	-	-		-	-	(14,755)	(387)	(15,142)

Balance as of December 31, 2010	4,851,316	46		74,732	7	(76,215)	800	(630)

Issuance of restricted shares	1,250	*	) -	-	-	-	-	-
Issuance of shares in February 2011, net (c)	2,500,084	28		5,431	-	-	-	5,459
Conversion of Warrants in February 2011	154,611	2		480	-	-	-	482
Stock-based compensation to non-employees	-	-		1	-	-	-	1
Stock-based compensation to employees	-	-		381	-	-	281	662
Rosetta Green's effect on IPO	-	-		2,726	-	-	2,352	5,078
Unrealized loss from marketable securities, net of realized gain	-	-		-	(11)	-	-	(11)
Net loss	-	-		-	-	(4,169)	(357)	(4,526)

Balance as of June 30, 2011 (unaudited)	7,507,261	$76		$83,751	$(4)	$(80,384)	$3,076	$6,515

(*)	Represents an amount lower than $ 1.
(a)	Net of $ 301 issuance cost and warrants liability in the amount of $ 1,352
(b)	Net of $ 145 issuance cost and warrants liability in the amount of $ 1,199
(c)	Net of $ 541 issuance cost.
The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2011	2010
	Unaudited
Cash flows from operating activities:

Net loss	$(4,169)	$(7,714)
Loss from discontinued operations	-	381
Non controlling interest	(357)	(219)

Loss from continuing operations	(4,526)	(7,552)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	217	218
Foreign currency adjustments and bank loans	4	10
Interest on short-term bank deposit	-	(25)
Capital loss on sale of property and equipment	6	-
Accrued severance pay, net	(1)	2
Stock-based compensation to employees	381	404
Stock-based compensation to non-employees	1	13
Loss (gain) from sale of marketable securities	(411)	7
Revaluation of warrants related to share purchase agreement	(883)	(488)
Increase in trade receivables	(2)	(59)
Decrease (increase) in other accounts receivable and prepaid expenses	(297)	248
Increase (decrease) in trade payables	(356)	195
Rosetta Green stock-based compensation to employees	281	700
Decrease in other accounts payable and accruals	(246)	(31)

Net cash used in operating activities from continuing operation	(5,832)	(6,358)
Net cash providing by (used in) operation activities from discounted operation	-	(381)

Net cash used in operating activities	(5,832)	(6,739)

Cash flows from investing activities:

Purchase of property and equipment	(187)	(378)
Proceeds from sale of property and equipment	14	-
Decrease in bank deposits	78	2,024
Purchase of marketable securities	(5,325)	-
Proceeds from sale of marketable securities and long-term investments	1,174	-
Increase in restricted cash	-	84

Net cash provided by (used in) investing activities from continuing operation	(4,246)	1,730
Net cash used in investing activities from discontinued operation	-	-

Net cash provided by (used in) investing activities	(4,246)	1,730

Cash flows from financing activities:

Repayment of capital lease	(58)	(71)
Receipt of long-term bank loan and capital lease	-	5
Issuance of shares and warrants, net	5,458	4,649
Issuance of shares of Rosetta Green, net	5,078	-

Net cash provided by financing activities from continuing operation	10,478	4,583
Net cash provided by financing activities from discounted operation	-	-

Net cash provided by financing activities	10,478	4,583

Increase (decrease) in cash and cash equivalents	400	(426)
Cash and cash equivalents at beginning of period	2,727	3,329

Cash and cash equivalents at end of period	$3,127	$2,903

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2011	2010
	Unaudited

2. Supplemental disclosure:

Non-cash transactions:

Conversion of convertible notes into RG ordinary shares	$-	$1,252

Conversion of warrants	$482	$-

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Rosetta Genomics Ltd. ("the Company") commenced operations on March 9, 2000.

The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, miRview™ squamous, miRview™ mets, miRview™ mets2 and miRview™ meso, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, CLIA-certified lab.

b.
The Company holds a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, perform and develop tests in its CLIA approved laboratory and expand the business development of the Company in the U.S.

c.
On February 4, 2010, the Company established Rosetta Green Ltd ("RG"), as a wholly owned Israeli subsidiary. The principal business of RG is to leverage the Company's capabilities into the areas of cleantech and plant biotech by using the proprietary microRNA technologies to develop plants and algae more suitable for various applications such as improved feedstocks for biofuels and advanced agriculture.

On February 22, 2011, RG closed an IPO in Israel pursuant to which, RG's shares will trade on the Tel Aviv Stock Exchange (TASE) under the ticker symbol, "RSTG" beginning on February 23, 2011.

RG raised gross proceeds of NIS 21,900,960 ($ 6,060) in the IPO and sold 136,200 units at NIS 160.8 ($ 44.51) per unit, with each unit comprised of 25 Ordinary shares, 25 Warrants 1 and 25 Warrants 2 for an aggregate of 3,405,000 Ordinary shares, 3,405,000 Warrants 1 and 3,405,000 Warrants 2. The Warrants 1 are exercisable at NIS 8.04 ($ 2.23) until February 8, 2013 and the Warrants 2 are exercisable at NIS 9.65 ($ 2.67) until February 8, 2015. Following the IPO, RG will have 9,905,000 shares outstanding and the Company will hold a 50.03% ownership position in RG and control it. The net proceeds from RG's IPO after offering costs amounted to NIS 18,694 in thousand ($ 5,078).

d.
The Company incurred an accumulated deficit of approximately $ 80,384 since inception and incurred recurring operating losses and negative cash flows from operating activities. The Company will have to obtain additional capital resources to maintain its commercialization, research and development activities beyond June 30, 2011.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The Company is addressing its liquidity issues by implementing initiatives to allow the coverage of the budget deficit. Such initiatives include a potential equity financing and costs reduction. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

e.
On December 1, 2010, the Company completed a private placement ("PIPE") offering with several investors. The Company received proceeds of approximately $ 2,240 net of placement agent fees and other offering expenses. Under the terms of the financing, the Company sold 2,500,000 units, consisting of an aggregate of 625,000 Ordinary shares, warrants to purchase up to an aggregate of 312,500 Ordinary shares at an exercise price of $ 5.2 per share ("Series A Warrants") and warrants to purchase up to an aggregate of 156,250 Ordinary shares at an exercise price of $ 0.04 per share ("Series B Warrants"). Each unit was sold for a purchase price of $ 1.00. In addition, the Company granted additional warrants as finders' fee to purchase up to 15,625 Ordinary shares.

The Series A Warrants and Series B Warrants are presented as liability in the financial statements, and the revaluation is recognized as financial income. During the six months ended June 30, 2011 the Company recognized a financial income in an amount of $ 248.

On February 9, 2011, the Series B Warrants were automatically exercised on a cashless basis for 154,611 Ordinary shares. Upon the conversion of Series B Warrants, the fair value of Series B Warrants was classified as equity.

f.
On February 23, 2011, the Company completed a concurrent private placement and registered direct offering. The Company has received proceeds of approximately $ 5,500 net of placement agent fees and other offering expenses.

Under the terms of the private placement, the Company has issued 1,135,417 Ordinary shares at a price of $ 2.4 per share. The purchasers in the private placement also received warrants to purchase up to an aggregate of 851,563 Ordinary shares at an exercise price of $ 3.2 per share ("the Private Placement Warrants"). The Private Placement Warrants are exercisable immediately upon issuance and have a term of five years.

Under the terms of the registered direct offering, the Company has issued 1,364,668 Ordinary shares at a price of $ 2.4 per share. The purchasers in the registered direct offering also received warrants to purchase up to an aggregate of 682,334 Ordinary shares at an exercise price of $ 3.2 per share ("the Registered Direct Warrants"). The Registered Direct Warrants are exercisable immediately upon issuance and have a term of five years.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2011, are not necessarily indicative of the results that may be expected for the year ended December 31, 2011.

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2010, included in the Company's Annual Report on Form 20-F, filed with the SEC on March 31, 2011.

NOTE 3:-	FAIR VALUE MEASUREMENT

In accordance with ASC 820, "Fair Value Measurements and Disclosures", the Company measures its marketable securities at fair value based on quoted market price. Marketable securities are classified within level 1. The Company valued the level 1 other accounts receivable, which resulted from the fair value of Parkway's estimated future consideration based on a valuation using the discounted cash flow model. Unobservable inputs used in this model are significant to the fair value of the asset. The fair value of the liability for warrants related to share purchase agreement was calculated using the Black & Scholes Model and Monte Carlo Simulation and the Company classified this liability within Level 3.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

As of June 30, 2011 and December 31, 2010, the Company holds $ 147 and $ 149 in marketable securities, respectively, designated as available-for-sale and $ 4,798 and $ 243 in marketable securities, respectively, designated as held for trading.

Accordingly, the balance of these available-for-sale securities as of June 30, 2011 and December 31, 2010 is stated at fair value, with realized gains and losses reported in accumulated other comprehensive income (loss).

	Amortized cost	Accrued interest	Unrealized gains	Market value
June 30, 2011 (unaudited):

Held for trading:
Israeli mutual fund	$4,472	$-	$326	$4,798

Available-for-sale:
Israel Government bonds	143	8	(4)	147

Total securities at June 30, 2011	$4,615	$8	$322	$4,945

December 31, 2010:

Held for trading:
Israel mutual fund	$243	$-	$-	$243

Available-for-sale:
Israel Government bonds	141	1	7	149

Total securities at December 31, 2010	$384	$1	$7	$392

NOTE 5: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $ 960, of which $ 720 will be paid after June 30, 2011. During the six months ended June 30, 2011 and the year ended December 31, 2010, the Company paid fees in the amount of $ 47 (unaudited) and $ 47, respectively, to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration of this license, the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $ 565, of which $ 477 will be paid after June 30, 2011. During the six months ended June 30, 2011 and the year ended December 31, 2010, the Company paid fees in the amount of $ 39 (unaudited)  and $ 27, respectively, to the third party. The Company recorded the payments as research and development expenses.

c.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration of this license, the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. In August 2011, the Company revised this agreement, as a result the license is on a non-exclusive basis, and the annual payments were reduced.  The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $ 320, of which $ 220 will be paid after June 30, 2011. During six months ended June 30, 2011 and the year ended December 31, 2010, the Company paid fees in the amount of $ 0 (unaudited) and $ 59, respectively to the third party. The Company recorded the payments as research and development expenses.

d.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration of this license, the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022, the minimum aggregate license maintenance fees over the term of this agreement should be approximately $ 347, of which $ 239 will be paid after June 30, 2011. During the six months ended June 30, 2011 and the year ended December, 31, 2010, the Company paid fees in the amount of $ 21 (unaudited) and $ 22, respectively, under this agreement. The Company recorded the payments as research and development.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.
In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration of this license, the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029, the minimum aggregate maintenance fees over the term of this agreement should be approximately $ 690, of which $ 540 will be paid after June 30, 2011. During the six months ended June 30, 2011 and the year ended December 31, 2010, the Company paid fees in the amount of $35 (unaudited) and $35, respectively, to the third party. The Company recorded the payments as research and development expenses.

f.
In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029, the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $360 will be paid after June 30, 2011. During the six months ended June 30, 2011 and the year ended December 31, 2010, the Company paid fees in the amount of $24 (unaudited) and $24, respectively, to the third party. The Company recorded the payments as research and development expenses.

g.
Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug ("IND") stage. If the development work which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received, provided that the repayment to BIRD is made within the first year following project completion. For every year that the Company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

As of June 30, 2011, the Company had received from BIRD the last grant and the accumulated grants are $ 500 (unaudited), which was offset against research and development expenses. As of June, 30 2011, no liability was recorded since the Company did not reach technological feasibility for this project.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

h.
The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. In 2010, these programs, including all rights and obligations, were transferred to the Company's subsidiary, RG. As of December 31, 2010, RG had obtained a grant from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") aggregating to $ 372 for certain of RG's research and development projects. RG is obligated to pay royalties to the OCS, amounting to 3% - 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR.

As of June 30, 2011, RG's aggregate contingent obligations for payments to OCS, based on royalty-bearing participation received totaled approximately $ 372.

i.
Consortium funded by the European Union

On December 14, 2010, the Company entered into a consortium funded by the European Union which is part of the Seventh Framework Programme ("FP7") with 11 other participants in relation to the funding of a project done by RG. The expected funding under this program will be € 499 thousand ($ 141) and the Company must contribute up to € 150 thousand ($ 42) for the project. On November 8, 2010, RG signed a letter pursuant to which it undertook to provide the Company with:

1.	A royalty free license to use any and all intellectual property rights owned or licensed by RG required in order to perform the FP7 program activities.

2.	Any and all resources (such as employees, cash amounts, materials and equipment) required in order to perform the FP7 activities.

In addition, RG agreed to indemnify the Company for any losses and expenses incurred or imposed on the Company in connection with the performance of the FP7 activities.

On July 2011, the transfer process of the consortium from the Company to RG was completed. On August 8, 2011 RG received an advance of $ 197.

NOTE 6:-	STOCK-BASED COMPENSATION AND SHARE CAPITAL

a.
Share capital

On April 11, 2011, the Company granted 17,500 warrants to purchase 17,500 Ordinary shares of the Company, nominal value NIS 0.04 per share to its non-employee. The warrants are exercisable for a period of four years. During the six months ended June 30, 2011, an expense of $ 1 was recognized.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	STOCK-BASED COMPENSATION AND SHARE CAPITAL (Cont.)

b.	Reverse stock split and increase of share capital On May 26, 2011, the Company's board of directors approved, subject to shareholders’ approval which occurred on July 6, 2011:

1.
To increase the registered (authorized) share capital of the Company by $ 0.063 (NIS 216) so that following such increase, the registered (authorized) share capital of the company will be $168 (NIS 576,000) and it will be divided into 57,600,000 Ordinary Shares, nominal (par) value NIS 0.01 each.

2.
To consolidate the registered (authorized) share capital of the Company of $168 (NIS 576,000) divided into 57,600,000 Ordinary Shares with a nominal (par) value of NIS 0.01 each, into 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each by consolidating every four (4) Ordinary Shares with a nominal (par) value of NIS 0.01 each into one (1) ordinary share with a nominal (par) value of NIS 0.04 each (such action together with the above mentioned increase of share capital, the ''Reverse Split''). As a result, the registered (authorized) share capital of the Company following such increase and consolidation shall be $168 (NIS 576,000), divided into 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each.

3.	Rounding up any fractional share holdings to the nearest share number, in order to preclude or remove fractional share holdings following the Reverse Split.

4.
To increase the registered (authorized) share capital of the Company by $182 (NIS 624,000) so that following such increase, the registered (authorized) share capital of the company will be $351 (NIS 1,200,000) divided into 30,000,000 ordinary shares, nominal (par) value NIS 0.04 each.

All Ordinary shares, options and per share amounts have been adjusted to give retroactive effect to this reverse split for all periods presented.

c.	Stock based compensation During the six months ended June 30, 2011, no options were granted or exercised and 10,955 options were forfeited.

On April 11, 2011 the board of directors discussed and approved a repricing of the exercise price of 125,000 stock options granted in 2009 to one employee. The Company accounted for the re-price as a new grant according to ASC 718 “Compensation - Stock Compensation”. The Company evaluated the fair value of options before and after the repricing. For the 62,693 stock options that were fully vested, as of the repricing date, the company immediately recognized stock based compensation expenses in the financial statements in the amount of $36. For the other 62,307 stock options, that were not fully vested, the compensation expenses will be recognized over the remaining vesting  period. During the six months ended June 30, 2011 the Company recognized stock based compensation expenses regarding the options, which were not fully vested, in the amount of $15.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SEGMENT REPORTING

The table below presents financial information for the Company's two reportable segments for the six months ended June 30, 2011

	Rosetta Genomics Ltd.	Rosetta Green	Consolidation

Revenues from external customers	$59	$-	$59

Research and development expense, net	$1,878	$469	$2,347

Operating loss	$4,625	$1,144	$5,769

Financial income, net	$881	$362	$1,243

Depreciation and amortization	$203	$14	$217

Segment assets as of June 30, 2011	$4,968	$5,587	$10,555

NOTE 8:-	SUBSEQUENT EVENTS

On May 26, 2011, the Company's board of directors approved, subject to shareholders’ approval which occurred on July 6, the grant to one of the directors, options to purchase 75,000 ordinary shares, at an exercise price of $1.08 per share, vesting over a period of 3 years.